Exhibit 99.1

NYSE, TSX: NTR	News Release

May 7, 2018

Nutrien’s First-Quarter 2018 Impacted by Delayed Spring

Season, Expect Strong Second-Quarter Results

Nutrien Ltd. (Nutrien) announced today its 2018 first-quarter results, with a net loss from continuing operations of $1 million1 ($nil2 diluted earnings per share) and EBITDA3 of $487 million.

HIGHLIGHTS

•

Nutrien first-quarter earnings from continuing operations, adjusted for purchase price allocation ($74 million or $0.08 per share) and merger-related costs ($66 million or $0.08 per share) not included in guidance, were $0.16 per share[4]. First-quarter EBITDA adjusted for merger related costs was $553 million[4].

•	Retail earnings in the first quarter were impacted by a late spring season in North America, with sales and earnings shifted to the second quarter.

•

Nutrien acquired 29 retail locations with estimated annual revenues of approximately $280 million through April 2018; announced the newly branded Retail business, Nutrien Ag SolutionsTM; and launched an integrated digital platform enabling year-round commercial and agronomic digital management for growers.

•

Potash segment earnings in the first quarter increased due to higher prices, lower production costs, merger synergies and strong offshore sales volumes, despite experiencing significant rail issues during the quarter.

•

Nutrien full-year 2018 guidance was raised to $2.20 to $2.60 diluted earnings per share from continuing operations, up from $2.10 to $2.60 previously, and first-half 2018 guidance is provided at $1.50 to $1.65 earnings per share.

•

Nutrien executed on its capital priorities by declaring a quarterly dividend of $0.40 per share and repurchasing 10.3 million shares under its normal course issuer bid program year-to-date (approximately 1.6 percent of shares outstanding).

•	Nutrien has achieved $150 million in run-rate synergies as at March 31, 2018.

•	We completed our obligor exchange and successfully converted legacy company bonds to a simplified Nutrien indenture platform that aligns covenants and reduces administrative costs.

“Nutrien’s first quarter was affected by a late start to the spring season across North America and west coast rail performance issues. However, we expect a strong second quarter with improved grower margins and strong demand and firm prices for most crop inputs,” commented Chuck Magro, Nutrien’s President and CEO.

“We executed on our strategic and capital priorities with a meaningful return of capital to shareholders, including an increase in our dividend and half a billion dollars in shares repurchased. We made significant progress towards achieving our annual synergy target of $500 million. We also continued to grow our leading global retail network, through numerous accretive acquisitions and the launch of our digital platform. The divestiture of equity investments remains on track and the expected funds will provide further opportunity to accelerate growth and enhance shareholder returns,” added Mr. Magro.

MARKET OUTLOOK

Agriculture Fundamentals

•

Delayed planting in North America has supported crop prices. Additional support has been provided by the continued degradation of the Argentine corn and soybean crops, which the United States Department of Agriculture (USDA) projects will decline by 20 percent and more than 30 percent, respectively, reducing export supplies and supporting export demand for U.S. and Brazilian corn and soybeans.

•

Despite the second-highest production of global grains and oilseeds on record, the USDA projects that inventories of those crops will decline by nearly three percent in 2017/18, the first decline in five years and the largest year-over-year decline since 2010/11. While relatively high carry-in inventories provide a buffer, tightened ending stocks increase the importance of strong production in 2018.

•

Extended winter weather throughout much of North America delayed nutrient applications and planting, which we expect will lead to a more compressed planting season. Depending on weather over the coming weeks, there is some risk to total crop nutrient demand in the first half of 2018, in particular for ammonia. Growers could potentially cover a higher proportion of nitrogen needs through top and side dress applications after plantings are complete.

•

North American growers are generally positive going into the spring season, despite the late start to planting and uncertainty over trade issues. This includes a potential escalation of trade restrictions between the U.S. and China and the ongoing negotiations of the North American Free Trade Agreement (NAFTA).

•

The USDA projects that U.S. combined corn, soybean and cotton area will decline by just over one percent year-over-year, which may lead to lower overall seed expenditures in 2018. However, we expect U.S. soybean growers to continue their rapid adoption of dicamba-resistant soybeans.

Potash

•

Strong customer engagement and positive potash sector fundamentals continued to support potash deliveries during the first quarter of 2018, and we expect potash demand to remain robust as a result of high underlying consumption and relatively low inventory levels in most major markets. We have increased our global potash shipment forecast to 64.5 to 66.5 million tonnes for 2018.

•	We expect normal North American potash application rates, supported by affordable potash prices and the need to replace nutrients removed by last year’s harvest.

•

Prices continued to firm in key spot markets, particularly in Brazil, where granular potash prices have continued to increase on new sales since the beginning of 2018. The Brazilian potash import pace is relatively flat compared to the record level in 2017, mostly supported by strong crop production and improved crop economics, particularly for soybeans.

•

In China, potash demand continued to be underpinned by supportive crop prices and farmers switching to more intensive fruit and vegetable production. In India, consecutive years of strong crop production in combination with some improvements in agronomic management have supported underlying potash consumption growth. We do not expect the recent reductions in the potash subsidy rates and the slight increase in the maximum retail prices to have a significant impact on Indian consumption growth in 2018. Potash demand remains reasonably strong in other Asian countries amid stable and profitable prices for a wide range of key crops.

•

Several global potash suppliers, including Canpotex[5], announced they are fully committed through at least June 2018. There has been limited saleable production from new greenfield mines to date and while these projects are anticipated to continue to ramp up, a portion of the new capacity is expected to be offset by the closure of mines reaching end of life and product mix changes by some producers.

Nitrogen

•

The delayed start to the spring application season led to pressure on nitrogen prices as the supply chain filled and retailers were comfortable with inventory positions entering the spring application season.

•

However, we expect that the North American in-market urea and urea ammonium nitrate (UAN) supply and demand balance will remain tight through the end of the spring season, as combined supplies of the two products are down approximately 10 percent in the fertilizer-year-to-date due to the slow pace of offshore imports.

•

Chinese exportable urea supplies remain low and port inventories are down significantly year-over-year. Production levels have increased since early February 2018, which was expected in order to meet domestic spring demand. We expect between three and four million tonnes of Chinese urea exports in 2018, down from 4.7 million tonnes last year.

•

India has been an important source of urea demand in early 2018 as inventories began the year at low levels. Indian imports were up 100 percent year-over-year in the first quarter of 2018 and we expect imports to be supported by low inventories, but potential policy changes and the monsoon rainfall will be important drivers in the second half of the year.

Phosphate and Sulfate

•

Phosphate fertilizer prices have remained relatively firm and there is optimism among analysts about Indian demand, driven by tight diammonium phosphate (DAP) inventories and the increase in the second-quarter phosphoric acid price. However, exportable supplies are expected to increase in the second quarter as Chinese prices have become more competitive, and new supply ramps up in Saudi Arabia and Morocco.

•	Sulfur prices have remained firm in the U.S., driven by tight supplies from traditional offshore suppliers, resulting in higher year-over-year production costs.

FINANCIAL OUTLOOK AND GUIDANCE

Taking the above market factors into consideration, we have raised the guidance range for Potash sales volumes and EBITDA to 12.0 to 12.5 million tonnes and $1.2 to $1.4 billion respectively. Our guidance for Nitrogen EBITDA increased to $1.0 to $1.2 billion.

We are providing Phosphate and Sulfate EBITDA guidance of $0.20 billion to $0.25 billion, which is in line with our previous year’s results.

Our effective tax rate on continuing operations range of 22 to 24 percent is down from our previous guidance primarily due to changes in forecasted earnings mix.

Income from investments in Arab Potash Company (APC) and Sociedad Quimica y Minera de Chile S.A. (SQM) will be recorded as dividend income (net of tax) in discontinued operations and is expected to range between $140 to $150 million. These amounts are included in our earnings per share guidance but are not included in EBITDA guidance.

We have revised our full-year foreign exchange rate assumption to CAD$1.27 per US dollar, slightly higher than previous guidance.

Based on these factors, we are increasing our full-year 2018 earnings guidance to $2.20 to $2.60 per share and providing first half 2018 guidance of $1.50 to $1.65 earnings per share.

All of the guidance numbers include the impact of expected in-year realized cash synergies of $175 to $225 million. Excluded from guidance are costs to achieve these ongoing synergies of $50 to $75 million as well as the impact of incremental depreciation and amortization of $250 million to $350 million resulting from the fair valuing of Agrium’s assets and liabilities as of January 1, 2018 in accordance with purchase accounting.

All annual guidance numbers, including those noted above, are outlined in the table below:

2018 Guidance Ranges (Annual Guidance, except where noted)	Low	High
Adjusted annual earnings per share	$2.20	$2.60
Adjusted first-half 2018 earnings per share	$1.50	$1.65
Consolidated EBITDA (billions)	$3.3	$3.7
Retail EBITDA (billions)	$1.2	$1.3
Potash EBITDA (billions)	$1.2	$1.4
Nitrogen EBITDA (billions)	$1.0	$1.2
Phosphate and Sulfate EBITDA (billions)	$0.2	$0.25
Potash sales tonnes (millions) (a)	12.0	12.5
Nitrogen sales tonnes (millions) (a)	10.0	10.4
Depreciation and amortization including purchase price allocation impact (billions)	$1.5	$1.7
Integration and synergy costs (millions)	$50	$75
Effective tax rate on continuing operations	22%	24%
Sustaining capital expenditures (billions)	$1.0	$1.1

2018 Annual Assumptions & Sensitivities
FX rate CAD to USD		$1.27
NYMEX natural gas ($US/MMBtu)		$2.90
$1/MMBtu increase in NYMEX ($/share) (b)		$(0.19)
$20/tonne change in realized Potash selling prices ($/share)(b)		$0.25
$20/tonne change in realized Ammonia selling prices ($/share)(b)		$0.06
$20/tonne change in realized Urea selling prices ($/share)(b)		$0.09

(a)	Potash and nitrogen sales tonnes include manufactured product only. Nitrogen sales tonnes exclude ESN® and Rainbow products.
(b)	Sensitivities are calculated pre-synergies.

FIRST QUARTER RESULTS

The comparative figures throughout this release are the historical combined results of legacy Potash Corporation of Saskatchewan Inc. (PotashCorp) and Agrium Inc. (Agrium) for the three months ended March 31, 2017 and are considered to be non-IFRS measures. For IFRS purposes, the comparative amounts are the results of legacy PotashCorp, which is the accounting acquirer. Compared to the IFRS figures, the change is the result of the merger involving Agrium and PotashCorp. Refer to the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental information section.

Consolidated

	Three months ended March 31

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Sales	3,695	3,737	(42)
Freight, transportation and distribution	(208)	(215)	7
Cost of goods sold	(2,640)	(2,684)	44
Gross margin	847	838	9
Expenses	(771)	(616)	(155)
Net (loss) earnings from continuing operations	(1)	97	(98)

Nutrien first-quarter loss from continuing operations totaled $1 million, down from the $97 million earned in the first quarter of 2017. Results for the quarter were impacted by a late spring season in North America, shifting planting, applications and associated retail crop input purchases to the second quarter of 2018. Additionally, depreciation and amortization increased by $112 million this quarter, primarily the result of the purchase price allocation (PPA) impact. Stronger global crop nutrient prices compared to last year and higher potash sales volumes partially offset the late start to the spring season and the PPA adjustment. The comparative amount of PotashCorp for IFRS purposes is detailed in the financial report of Nutrien for the first-quarter 2018 and its management’s discussion and analysis for the same period, both of which are available under Nutrien’s profile, provided on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Retail

	Three months ended March 31

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Sales	2,099	2,240	(141)
Cost of goods sold	(1,691)	(1,806)	115
Gross margin	408	434	(26)
EBIT[6]	(133)	(32)	(101)
EBITDA	(10)	39	(49)
Selling and general and administrative expenses	(546)	(473)	(73)

•

EBITDA – Retail EBITDA decreased by $49 million in the first quarter compared to the same period last year due to a delayed spring season in North America, moving applications and expected earnings into the second quarter.

•

North American Retail EBITDA decreased by $72 million this quarter compared to the same period last year, with poor weather impacting crop input demand in both the U.S. and Canada. International Retail operations achieved a record first quarter, with EBITDA up 46 percent year-over-year, supported by another record quarter for our Australian operations.

•

Selling and general and administrative expenses – Retail selling and general and administrative expenses increased by 15 percent this quarter compared to the same period in 2017, primarily resulting from higher depreciation and amortization expense as a result of the PPA and from recently acquired businesses. Selling and general and administrative expenses as a percentage of sales increased to 26 percent this quarter compared to 21 percent in the same period of 2017 due to lower sales related to the delayed spring season and from higher depreciation and amortization.

	Three months ended March 31
(millions of U.S. dollars, except where noted)	Sales			Gross margin			Gross margin (%)
	2018	2017	Change	2018	2017	Change	2018	2017
Crop nutrients	684	714	(30)	123	141	(18)	18	20
Crop protection products	774	872	(98)	128	130	(2)	17	15
Seed	341	382	(41)	44	54	(10)	13	14
Merchandise	149	134	15	23	22	1	15	16
Services and other	151	138	13	90	87	3	60	63

•

Crop nutrients – Sales were 4 percent lower this quarter compared to the same period last year, due primarily to lower volumes resulting from the delayed spring season in North America. Gross margin was 13 percent lower this quarter and gross margin per tonne decreased by 6 percent as the sales volume mix was impacted by a higher percentage of lower margin per tonne sales from the International Retail operations.

•

Crop protection products – First-quarter sales decreased by 11 percent compared to the same period last year, due to weather challenges across the U.S. and dry conditions in Australia. Gross margin rates were up compared to last year due to lower wholesale customer mix, despite slightly lower proprietary product sales this quarter.

•

Seed – Gross margin in the first quarter decreased 19 percent compared to the same period last year as a late spring season delayed seed sales into the second quarter of 2018. Gross margin percentage decreased by one percentage point in the first quarter compared to last year due to competitive market pressure.

•

Merchandise – Sales increased 11 percent and gross margin was up 5 percent in the first quarter of this year relative to the same period last year. The increase was due to higher sales in Australia related to animal health management and fencing.

•

Services and other – Sales increased by 9 percent and gross margin by 3 percent this quarter compared to the same period last year, due to higher livestock export shipments and wool commissions in Australia.

Potash

	Three months ended March 31

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Net sales[4]	575	469	106
Cost of goods sold	(280)	(269)	(11)
Gross margin	295	200	95
EBIT	237	156	81
EBITDA	328	240	88
Provincial mining taxes	(48)	(36)	(12)

•	EBITDA – Potash EBITDA in the quarter was up 37 percent due to higher sales volumes, increased realized selling prices and a lower cost per tonne.

	Three months ended March 31
	2018 Actual	2017 Combined	Change
Manufactured products
Sales volumes (tonnes 000’s)
North America	1,254	1,237	17
Offshore	1,871	1,578	293
Total	3,125	2,815	310
Net selling price ($/tonne)
North America	199	185	14
Offshore	173	150	23
Average	184	165	19
Cost of goods sold ($/tonne)	(90)	(94)	4
Gross margin ($/tonne)	94	71	23
Depreciation and amortization ($/tonne)	29	30	(1)
Gross margin excluding depreciation and amortization ($/tonne)[4]	123	101	22

•

Volumes – Potash sales volumes were up 11 percent in the first quarter due to strong global demand and a higher Canpotex allocation compared to the first quarter of 2017. The majority of Canpotex’s volumes for the quarter were sold to China (32 percent) and other Asian markets outside of China and India (29 percent), while Latin America and India accounted for 21 percent and 6 percent, respectively.

•

Price – Offshore selling prices were up 15 percent and North American selling prices were up 8 percent in the first quarter compared to the same period in 2017, reflective of global benchmark pricing strength. The weighted average realized potash selling price was up 12 percent from the first quarter of 2017.

•

Costs – Cost per tonne of product sold was 4 percent lower versus the prior year’s first quarter, due to a higher proportion of supply produced at our lowest cost facility in Rocanville, a higher volume base which to allocate fixed costs and fewer overall down days during the period.

Nitrogen

	Three months ended March 31
(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Net sales	672	706	(34)
Cost of goods sold	(524)	(518)	(6)
Gross margin	148	188	(40)
EBIT	132	182	(50)
EBITDA	261	250	11

•

EBITDA – Total nitrogen EBITDA was up 4 percent this quarter compared to the same period last year, as higher utilization rates, lower production costs and higher average selling prices more than offset lower sales volumes caused by a delayed North American planting season.

	Three months ended March 31
	2018 Actual	2017 Combined	Change
Manufactured products
Sales volumes (tonnes 000’s)
Ammonia	744	815	(71)
Urea	724	681	43
Solutions and nitrates	835	885	(50)
Total	2,303	2,381	(78)
Net selling price ($/tonne)
Ammonia	280	284	(4)
Urea	294	278	16
Solutions and nitrates	163	168	(5)
Average	242	239	3
Cost of goods sold ($/tonne)	(185)	(167)	(18)
Gross margin ($/tonne)	57	72	(15)
Depreciation and amortization ($/tonne)	56	29	27
Gross margin excluding depreciation and amortization ($/tonne)	113	101	12

•

Volumes – Total nitrogen sales volumes for the first quarter were 3 percent lower due to a delayed North American spring season. Ammonia sales volumes in the current quarter decreased as a result of the unfavorable weather but also reflected the ramp-up of our urea expansion project at Borger, Texas, which decreased our ammonia volumes available for sale.

•

Price – Our weighted average realized selling price for nitrogen was up 1 percent from the first quarter of 2017. Higher realized prices for urea more than offset lower realized prices for ammonia and some other nitrogen products.

•

Costs – Cost of goods sold per tonne of nitrogen was 11 percent higher than the same period in 2017 due to higher depreciation and amortization costs associated with the PPA. Excluding depreciation and amortization (which includes PPA), cost of goods sold in the first quarter declined by $9 per tonne compared to last year as a result of lower overall gas costs and higher production volumes.

Given the significant impact of the PPA on the nitrogen gross margin per tonne, nitrogen gross margin excluding depreciation and amortization is more indicative of operational performance and increased by 12 percent in the first quarter compared to the same period last year.

Natural Gas Prices	Three months ended March 31
(U.S. dollars per MMBtu)	2018 Actual	2017 Combined	Change
Overall gas cost excluding realized derivative impact	2.73	2.90	(0.17)
Realized derivative impact	0.29	0.31	(0.02)
Overall gas cost	3.02	3.21	(0.19)
Average NYMEX	3.00	3.32	(0.32)
Average AECO	1.48	2.21	(0.73)

Phosphate and Sulfate

	Three months ended March 31

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Net sales	404	339	65
Cost of goods sold	(375)	(305)	(70)
Gross margin	29	34	(5)
EBIT	23	25	(2)
EBITDA	74	88	(14)

•	EBITDA – Total phosphate EBITDA was down 16 percent from the first quarter in 2017, due primarily to higher sulfur costs that more than offset higher sales volumes and average realized prices.

	Three months ended March 31

	2018 Actual	2017 Combined	Change
Manufactured products
Sales volumes (tonnes 000’s)
Fertilizer	605	506	99
Industrial and feed	221	239	(18)
Ammonium sulfate	72	88	(16)
Total	898	833	65
Net selling price ($/tonne)
Fertilizer	396	376	20
Industrial and feed	481	492	(11)
Ammonium sulfate	241	228	13
Average	404	394	10
Cost of goods sold ($/tonne)	(373)	(354)	(19)
Gross margin ($/tonne)	31	40	(9)
Depreciation and amortization ($/tonne)	57	76	(19)
Gross margin excluding depreciation and amortization ($/tonne)	88	116	(28)

•

Volumes – Total phosphate sales volumes for the quarter were 8 percent higher than the same period last year, supported by strong fertilizer demand and increased production levels at our phosphate facilities.

•	Price – The average realized selling price for phosphate was up 3 percent due to firm global fertilizer prices, which were driven by improved market fundamentals and higher input costs.

•	Costs – Cost of goods sold per tonne was 5 percent higher than the first quarter of 2017, as higher sulfur costs more than offset lower depreciation and amortization costs.

Others

	Three months ended March 31

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
General and administrative expenses	(84)	(73)	(11)
Other expenses	(72)	(22)	(50)
Finance costs	(119)	(118)	(1)
Income tax recovery (expense)	42	(7)	49

•	Other expenses increased due to $41 million higher merger and integration-related costs.

•	Tax - The income tax recovery in the first quarter of 2018 was due to a net loss from continuing operations, compared to income from continuing operations in the first quarter of 2017.

SYNERGIES

Synergy Program Commitments

Category	December 31, 2019 Synergy Run Rate – Initial Target	Synergy Run Rate Achieved to March 31, 2018
Distribution and retail integration/optimization	~$150 million	$52 million
Production optimization	~$125 million	$42 million
SG&A optimization	~$125 million	$32 million
Procurement	~$100 million	$24 million
Total	$500 million	$150 million

•

Nutrien remains on target to achieve its commitment of delivering a run rate of $500 million in annual synergies by December 31, 2019. As at March 31, 2018, a run rate of $150 million reflecting prospective annual synergies has been achieved. These prospective synergies will be reflected in the Income Statement of $112 million and through the reduction of capital spending of $38 million. Cumulative synergies realized to date of $23 million have been reflected in the March 31, 2018 financial statements. To date in 2018, including severance accruals, Nutrien has recorded expenses of $66 million for synergy and integration related initiatives. Capital spending on synergy initiatives has totaled $5 million in 2018 to date.

Notes

1. All amounts are stated in U.S. dollars.

2. All references to per-share amounts pertain to diluted net earnings per share.

3. EBITDA is calculated as net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense, depreciation and amortization. This is a non-IFRS measure. Refer to Non-IFRS Financial Measures and Reconciliations.

4. This is a non-IFRS measure. Refer to Selected Non-IFRS Financial Measures and Reconciliations.

5. Canpotex Limited (Canpotex), the offshore marketing company for Nutrien and one other Saskatchewan potash producer.

6. EBIT is calculated as net (loss) earnings from continuing operations before finance costs and income tax (recovery) expense.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate and sulfate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders. For further information visit us at www.nutrien.com.

Forward-Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this news release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2018 annual and first half guidance, including expectations regarding our diluted earnings per share and EBITDA (both consolidated and by segment); expectations regarding net proceeds to be realized from the on-going sale of equity interests; capital spending expectations for 2018; expectations regarding performance of our business segments in 2018; our market outlook for 2018, including potash, nitrogen and phosphate and sulfate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions and divestitures; and the expected synergies associated with the merger of Agrium and PotashCorp, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Nutrien believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully integrate and realize the anticipated benefits of its already completed (including the merger of Agrium and PotashCorp) and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2018 and in the future (including as outlined under “Market Outlook”); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; ability to maintain investment grade rating and achieve our performance targets; assumptions in respect of our ability to sell equity positions, including the ability to find suitable buyers at expected prices and successfully complete such transactions in a timely manner; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; the failure to successfully integrate and realize the expected synergies associated with the merger of Agrium and PotashCorp, including within the expected timeframe; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems; the inability to find suitable buyers for our equity positions and counterparty and transaction risk associated therewith; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at our Egyptian and Argentinian facilities; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Agrium, PotashCorp and Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States, including those disclosed in Nutrien’s business acquisition report dated February 20, 2018, related to the merger of Agrium and PotashCorp.

The purpose of our expected diluted earnings per share, consolidated EBITDA and EBITDA by segment guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investors@nutrien.com

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

Nutrien will host a Conference Call on Tuesday, May 8, 2018 at 10:00 am Eastern Time.

Telephone Conference: Dial-in numbers:

•	From Canada and the U.S. 1-877-269-7756 or 1-201-689-7817
•	No access code required. Please dial in 15 minutes prior to ensure you get on the call.

Live Audio Webcast:                  Visit https://www.nutrien.com/investors/events/2018-q1-earnings-conference-call

Nutrien Ltd.

Condensed Consolidated Statements of (Loss) Earnings

(in millions of US dollars except as otherwise noted)

(unaudited)

	Three Months Ended
	March 31
	2018	2017
		(Note 12)
Sales (Note 3)	$3,695	$1,112
Freight, transportation and distribution	(208)	(133)
Cost of goods sold (Note 3)	(2,640)	(706)
Gross Margin	847	273
Selling expenses	(532)	(9)
General and administrative expenses	(119)	(41)
Provincial mining and other taxes	(48)	(33)
Earnings of equity-accounted investees	7	—
Other expenses (Note 4)	(79)	(15)
Earnings before Finance Costs and Income Taxes	76	175
Finance costs	(119)	(59)
(Loss) Earnings before Income Taxes	(43)	116
Income tax recovery (expense) (Note 5)	42	(10)
Net (Loss) Earnings from Continuing Operations	(1)	106
Net earnings from discontinued operations (Note 6)	—	43
Net (Loss) Earnings	$(1)	$149

Net Earnings per Share from Continuing Operations
Basic	$—	$0.13
Diluted	$—	$0.13

Net Earnings per Share from Continuing and Discontinued Operations
Basic	$—	$0.18
Diluted	$—	$0.18

Dividends Declared per Share	$0.40	$0.10

Weighted Average Shares Outstanding (Note 2)
Basic	642,690,000	839,911,000
Diluted	643,218,000	840,211,000

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Statements of Comprehensive (Loss) Income

(in millions of US dollars)

(unaudited)

	Three Months Ended
	March 31
	2018	2017
(Net of related income taxes)		(Note 12)

Net (Loss) Earnings	$(1)	$149
Other Comprehensive (Loss) Income
Items that will not be reclassified to net (loss) earnings:
Net actuarial gain on defined benefit plans (1)	57	—
Financial instruments measured at FVTOCI (2)
Net fair value (loss) gain on investments	(83)	33
Items that have been or may be subsequently reclassified to net (loss) earnings:
Cash flow hedges
Net fair value loss during the period (3)	(2)	(5)
Reclassification to earnings of net loss (4)	—	8
Foreign currency translation
Loss on translation of net foreign operations	(41)	—
Equity-accounted investees
Share of other comprehensive (loss) income	(1)	3
Other Comprehensive (Loss) Income	(70)	39
Comprehensive (Loss) Income	$(71)	$188

(1)	Net of income taxes of $(17) (2017 - $NIL).
(2)	As at March 31, 2018, financial instruments measured at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Limited (“Sinofert”) and other (March 31, 2017 - Israel Chemicals Ltd. (“ICL”), Sinofert and other). The company’s investment in ICL was classified as held for sale at December 31, 2017 and the divestiture of all equity interests in ICL was completed on January 24, 2018.
(3)	Cash flow hedges are comprised of natural gas derivative instruments and were net of income taxes of $1 (2017 - $3).
(4)	Net of income taxes of $NIL (2017 - $(5)). See Note 1 for impact of adoption of new standard.

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Statements of Cash Flows

(in millions of US dollars)

(unaudited)

	Three Months Ended
	March 31
	2018	2017

Operating Activities
Net (loss) earnings	$(1)	$149
Adjustments to reconcile net (loss) earnings to cash (used in) provided by operating activities (Note 7)	401	144
Changes in non-cash operating working capital (Note 7)	(740)	(70)
Cash (used in) provided by operating activities	(340)	223

Investing Activities
Cash acquired in Merger (Note 2)	466	—
Business acquisitions, net of cash acquired	(185)	—
Additions to property, plant and equipment	(238)	(133)
Proceeds from disposal of discontinued operations (Note 6)	752	—
Other	1	1
Cash provided by (used in) investing activities	796	(132)

Financing Activities
Finance costs on long-term debt	(6)	(1)
Proceeds from short-term debt	496	21
Dividends paid	(205)	(82)
Repurchase of common shares (Note 10)	(401)	—
Issuance of common shares	1	1
Cash used in financing activities	(115)	(61)
Effect of exchange rate changes on cash and cash equivalents	3	—
Increase in Cash and Cash Equivalents	344	30
Cash and Cash Equivalents, Beginning of Period	116	32
Cash and Cash Equivalents, End of Period	$460	$62

Cash and cash equivalents comprised of:
Cash	$325	$44
Short-term investments	135	18
	$460	$62

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(in millions of US dollars)

(unaudited)

			Accumulated Other Comprehensive Income (Loss)
	Share Capital	Contributed Surplus	Net fair value loss on investments (1),(2)	Net loss on derivatives designated as cash flow hedges	Net actuarial gain on defined benefit plans (3)	Translation loss of net foreign operations (Note 12)	Comprehensive loss of equity-accounted investees (Note 12)	Total Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity

Balance - December 31, 2017	$1,806	$230	$73	$(43)	$—	$(2)	$(3)	$25	$6,242	$8,303
Merger impact (Note 2)	15,898	7	—	—	—	—	—	—	(1)	15,904
Net loss	—	—	—	—	—	—	—	—	(1)	(1)
Other comprehensive (loss) income	—	—	(83)	(2)	57	(41)	(1)	(70)	—	(70)
Shares repurchased	(256)	(23)	—	—	—	—	—	—	(178)	(457)
Dividends declared	—	—	—	—	—	—	—	—	(258)	(258)
Effect of share-based compensation including issuance of common shares	1	—	—	—	—	—	—	—	—	1
Transfer of net actuarial gain on defined benefit plans	—	—	—	—	(57)	—	—	(57)	57	—
Transfer of net loss on sale of investment	—	—	19	—	—	—	—	19	(19)	—
Transfer of net loss on cash flow hedges (4)	—	—	—	9	—	—	—	9	—	9
Balance - March 31, 2018	$17,449	$214	$9	$(36)	$—	$(43)	$(4)	$(74)	$5,842	$23,431

(1)	The company adopted IFRS 9 “Financial Instruments” in 2018 and reclassified available-for-sale investments as financial instruments measured at FVTOCI.
(2)	The company divested its equity interests in the investment in ICL on January 24, 2018. The loss on sale of ICL of $(19) was transferred to retained earnings at March 31, 2018. The cumulative net unrealized gain at December 31, 2017 was $4.
(3)	Any amounts incurred during a period are closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.
(4)	Net of income taxes of $(2).

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Balance Sheet

(in millions of US dollars except share amounts)

(unaudited)

As at	March 31 2018	December 31 2017 (Note 12)

Assets
Current assets
Cash and cash equivalents	$460	$116
Receivables	3,230	489
Inventories	5,915	788
Prepaid expenses and other current assets	546	72
	10,151	1,465
Assets held for sale (Note 6)	1,150	1,858
	11,301	3,323
Non-current assets
Property, plant and equipment	20,576	12,971
Goodwill (Note 2)	10,576	97
Other intangible assets	2,333	69
Investments	778	292
Other assets	474	246
Total Assets	$46,038	$16,998

Liabilities
Current liabilities
Short-term debt	$2,091	$730
Current portion of long-term debt	524	—
Payables and accrued charges	6,920	836
	9,535	1,566
Deferred income tax liabilities on assets held for sale (Note 6)	36	36
	9,571	1,602
Non-current liabilities
Long-term debt (Note 8)	8,091	3,711
Deferred income tax liabilities	2,762	2,205
Pension and other post-retirement benefit liabilities (Note 9)	519	440
Asset retirement obligations and accrued environmental costs	1,486	651
Other non-current liabilities	178	86
Total Liabilities	22,607	8,695

Shareholders’ Equity
Share capital (Note 10)	17,449	1,806
Unlimited authorization of common shares without par value; issued and outstanding 634,911,735 and 840,223,041 at March 31, 2018 and December 31, 2017, respectively
Contributed surplus	214	230
Accumulated other comprehensive (loss) income	(74)	25
Retained earnings	5,842	6,242
Total Shareholders’ Equity	23,431	8,303
Total Liabilities and Shareholders’ Equity	$46,038	$16,998

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

1. Significant Accounting Policies

On January 1, 2018, after receiving all required regulatory approvals, Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) combined their businesses in a merger of equals by becoming wholly owned subsidiaries of a new parent company named Nutrien Ltd. (“Nutrien”). With it’s subsidiaries, Nutrien — also known as “the company” except to the extent the context otherwise requires — is the world’s largest provider of crop inputs and services.

The company’s accounting policies are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies and methods of computation used in preparing these unaudited interim condensed consolidated financial statements are consistent with those used in the preparation of PotashCorp’s, the accounting acquirer, 2017 annual consolidated financial statements, with the exception of IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” which were adopted effective January 1, 2018. Under IFRS 9, the impact of the adoption resulted in reclassification of the company’s available-for-sale investments to investments measured at FVTOCI and the transfer of realized cash flow hedges as a basis adjustment to finished goods inventory directly through accumulated other comprehensive income (net of income taxes). The adoption of IFRS 15 resulted in additional disclosures in the company’s financial statements. Figures and related notes for 2017 and prior reflect the historical operations of PotashCorp. The financial statements and related notes of Nutrien in 2018 and beyond reflect the consolidated operations of Nutrien.

These unaudited interim condensed consolidated financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements. Further, while the financial figures included in this preliminary interim results press release have been computed in accordance with IFRS applicable to interim periods, this press release does not contain sufficient information to constitute an interim financial report as that term is defined in International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The company expects to file an interim financial report that complies with IAS 34 in its Quarterly Report in May 2018.

In management’s opinion, the unaudited interim condensed consolidated financial statements include all adjustments necessary to present fairly such information in all material respects. Interim results are not necessarily indicative of the results expected for the fiscal year.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

2. Merger of Equals

On January 2, 2018, the first day Nutrien began trading, shareholders of PotashCorp received 0.400 common shares of Nutrien for each PotashCorp share held and shareholders of Agrium received 2.230 common shares of Nutrien for each Agrium share held. The exchange ratios represent the respective closing share prices of each company’s common shares at market close on the NYSE on August 29, 2016, the last trading day prior to when the companies announced that they were in preliminary discussions regarding a merger of equals, which is consistent with the weighted average prices through that date. The purchase consideration was $16 billion. Merger and related costs of $66 for the three months ended March 31, 2018 are included in other expenses (2017 - $9).

The company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The purchase price allocation is not final as the company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. The company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis, not later than December 31, 2018.

The table below presents the preliminary value that was allocated to Agrium’s assets and liabilities based upon fair values:

As at	January 1, 2018

Cash and cash equivalents	$466
Receivables	2,424
Inventories	3,321
Prepaid expenses and other current assets	1,124
Assets held for sale	105
Property, plant and equipment	7,783
Goodwill	10,455
Other intangible assets	2,318
Investments	522
Other assets	123
Total Assets	28,641

Short-term debt	$867
Payables and accrued charges	5,223
Long-term debt	4,941
Deferred income tax liabilities	498
Pension and other post-retirement benefits liabilities	142
Asset retirement obligations and accrued environmental costs	888
Other non-current liabilities	72
Total Liabilities	12,631
Net assets (consideration for the merger)	$16,010

3. Segment Information

Prior to the Merger, the company identified the Chief Executive Officer as the Chief Operating Decision Maker (“CODM”) and used gross margin as the measure of the segments’ profit or loss. The operating segments were limited to the following: potash, nitrogen and phosphate. The changes in the structure of the company’s internal organization as a result of the Merger caused the composition of the operating segments to change as well as who the company has identified to be the CODM.

Post-Merger, the company has four reportable operating segments: retail, potash, nitrogen and phosphate and sulfate. The CODM has been identified as the Executive Leadership Team (“ELT”) which is comprised of officers at the Executive Vice President level and above, and are responsible for strategic decision making, resource allocation and assessing financial performance. The CODM uses net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense and depreciation and amortization (“EBITDA”) to measure performance and allocate resources to the operating segments. The CODM believes EBITDA to be an important measure as it excludes the effects of items that primarily reflect the impact of long-term investment and financing decision, rather than the performance of the company’s day-to-day operations.

The accounting policies of the segments are the same as those described in Note 1. Inter-segment sales are made under terms that approximate market value.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

3. Segment Information (continued)

	Three Months Ended March 31, 2018
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated

Sales - third party	$2,088	$602	$624	$381	$—	$—	$3,695
- intersegment	11	68	122	81		(282)	—
Sales - total	2,099	670	746	462	—	(282)	3,695
Freight, transportation and distribution	—	(95)	(74)	(58)	—	19	(208)
Net sales	2,099	575	672	404	—	(263)
Cost of goods sold	(1,691)	(280)	(524)	(375)		230	(2,640)
Gross margin	408	295	148	29	—	(33)	847
Selling expenses	(523)	(3)	(8)	(3)	5	—	(532)
General and administrative expenses	(23)	(3)	(6)	(3)	(84)	—	(119)
Provincial mining and other taxes	—	(48)	—	—	—	—	(48)
Earnings of equity-accounted investees	2	—	4	—	1	—	7
Other income (expenses)	3	(4)	(6)	—	(72)	—	(79)
Earnings before finance costs and income taxes	(133)	237	132	23	(150)	(33)	76
Depreciation and amortization	123	91	129	51	17	—	411
EBITDA (1)	(10)	328	261	74	(133)	(33)	487

(1)	See reconciliation of non-IFRS measure in the Selected Non-IFRS Financial, Measures and Reconciliations and Supplemental Information section.

	Three Months Ended March 31, 2017
	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales - third party	$429	$375	$308	$—	$—	$1,112
- intersegment	—	22	—	—	(22)	—
Sales - total	429	397	308	—	(22)	1,112
Freight, transportation and distribution	(64)	(32)	(37)	—	—	(133)
Net sales	365	365	271	—	(22)
Cost of goods sold	(200)	(268)	(260)	—	22	(706)
Gross margin	165	97	11		—	273
Selling expenses	(2)	(4)	(2)	(1)	—	(9)
General and administrative expenses	(2)	(1)	(1)	(37)	—	(41)
Provincial mining and other taxes	(33)	—	—	—	—	(33)
Other expenses	(5)	(2)	(1)	(7)	—	(15)
Earnings before finance costs and income taxes	123	90	7	(45)	—	175
Depreciation and amortization	55	50	58	9	—	172
EBITDA	178	140	65	(36)	—	347

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

4. Other Expenses

	Three Months Ended March 31
	2018	2017 (Note 12)
Foreign exchange gain	$2	$1
Merger and related costs	(66)	(9)
Other expenses	(15)	(7)
	$(79)	$(15)

5. Income Tax Recovery (Expense)

A separate estimated average annual effective tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax income from continuing operations of each jurisdiction.

	Three Months Ended March 31
Income Tax Related to Continuing Operations	2018	2017
Income tax recovery (expense)	$42	$(10)
Actual effective tax rate on ordinary earnings	89%	12%
Actual effective tax rate including discrete items	95%	8%
Discrete tax adjustments that impacted the tax rate	$3	$5

Ordinary earnings for the three months ended March 31, 2018 were negative as compared to positive earnings for the three months ended March 31, 2017. This produced very different weightings between jurisdictions on a quarter-over-quarter basis. This resulted in an increase in the actual effective tax rate on ordinary earnings. Compared to the same period last year, earnings were significantly lower in the United States and Canada and higher in lower-tax jurisdictions resulting in overall lower income taxes.

6. Investments Held for Sale and Discontinued Operations

The company’s investments in Sociedad Quimica y Minera de Chile S.A. (“SQM”), ICL and Arab Potash Company (“APC”) were classified as held for sale and as discontinued operations in December 2017, due to regulatory requirements to dispose of these investments in connection with the Merger. Share of earnings, dividend income and associated income tax recovery (expense) pertaining to these investments were reclassified from (loss) earnings before income taxes and income taxes recovery (expense) to net earnings from discontinued operations on the condensed consolidated statement of (loss) earnings. The company is actively seeking buyers for its investments in SQM and APC and expects to complete the sales in 2018. On January 24, 2018, the company completed the sale of its equity interests in ICL through a private secondary offering for net proceeds of $685, resulting in a loss on disposal of $19 recorded through AOCI, net of income taxes of $NIL.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

6. Investments Held for Sale and Discontinued Operations (continued)

Net Earnings from Discontinued Operations

	Three Months Ended March 31
	2018	2017
Share of earnings of SQM and APC	$—	$38
Dividend income (1)	—	8
Income tax expense	—	(3)
Net earnings from discontinued operations	$—	$43

(1) ICL.

Net Earnings per Share from Discontinued Operations
Basic	$—	$0.05
Diluted	$—	$0.05

7. Consolidated Statements of Cash Flows

	Three Months Ended March 31
	2018	2017
		(Note 12)
Reconciliation of cash (used in) provided by operating activities
Net (loss) earnings	$(1)	$149
Adjustments to reconcile net (loss) earnings to cash (used in) provided by operating activities
Depreciation and amortization	411	172
Net undistributed earnings of equity-accounted investees	(6)	(37)
Share-based compensation	16	5
Recovery of deferred income tax	(8)	(14)
Asset retirement obligations and accrued environmental costs	(18)	(1)
Other long-term liabilities and miscellaneous	6	19
Subtotal of adjustments	401	144

Changes in non-cash operating working capital
Receivables	(187)	15
Inventories	(1,701)	(49)
Prepaid expenses and other current assets	645	(5)
Payables and accrued charges	503	(31)
Subtotal of changes in non-cash operating working capital	(740)	(70)
Cash (used in) provided by operating activities	$(340)	$223

Supplemental cash flows disclosure
Interest paid	$114	$29
Income taxes paid	$29	$15

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

8. Long-Term Debt

During the first quarter of 2018, the company commenced offers to exchange the senior notes and debentures for new notes issued by Nutrien (the “Nutrien Notes”). The Nutrien Notes have interest rates and maturities identical to those of the applicable exchanged series of senior notes or debentures. Subsequent to March 31, 2018, approximately $7,578 of senior notes and debentures were tendered and accepted in exchange for $7,578 of Nutrien Notes. A small portion of senior notes and debentures, excluding the 2027 debentures, were not exchanged and remained outstanding with the issuing subsidiary. In accordance with the amended terms of the senior notes and debentures, the company is not required to provide additional financial reporting at the issuing subsidiary level. The indentures governing these remaining senior notes and debentures have been amended to eliminate certain covenants and events of default provisions. In addition, none of the 2027 debentures were exchanged, but debt holders have consented to amend certain covenants of the indenture governing this series such that the financial reporting of Nutrien rather than the issuing subsidiary will satisfy any financial reporting requirements.

Also subsequent to March 31, 2018, the company replaced the existing $3,500 unsecured revolving credit facility and the $2,500 multi-jurisdictional unsecured revolving credit facility with a new Nutrien $4,500 unsecured revolving credit facility (“Nutrien Credit Facility”). The Nutrien Credit Facility matures April 10, 2023, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date specified in the request. Principal covenants and events of default under the Nutrien Credit Facility include a debt to capital ratio of less than or equal to 0.65:1 and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility.

9. Pension and Other Post-Retirement Benefits

As a result of the Merger, the company assumed the post employee benefit liability of legacy Agrium, which resulted in an increase in the defined benefit plan assets and liabilities of $142 as January 1, 2018. A remeasurement of the defined benefit plan assets and liabilities was performed at March 31, 2018. Due to a change in the discount rate and actual return on plan assets, the company’s defined benefit pension and other post-retirement benefit obligations decreased by $110, plan assets decreased by $36 and deferred income taxes increased by $17. As a result, the company recorded net actuarial gains on defined benefit plan obligations of $57 in OCI, which was recognized immediately in retained earnings at March 31, 2018. There was no such remeasurement during the three months ended March 31, 2017.

The net impact on assets and liabilities within the condensed consolidated balance sheet at March 31, 2018 was as follows:

(Decrease) Increase
Non-current assets
Other assets	$30
Non-current liabilities
Deferred income tax liabilities	17
Pension and other post-retirement benefit liabilities	(104)

The discount rate used to determine the benefit obligation for the company’s significant plans at March 31, 2018 was 3.93 percent (December 31, 2017 — 3.65 percent).

10. Share Capital

On February 20, 2018, the company’s Board of Directors approved a share repurchase program of up to five percent of the company’s outstanding common shares over a one-year period through a normal course issuer bid. Purchases under the normal course issuer bid will be made through open market purchases at market price, as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any exemption order. Purchases of common shares commenced on February 23, 2018 and will expire on the earlier of February 22, 2019, the date on which the company has acquired the maximum number of common shares allowable or the date the company announces that it has otherwise decided not to make any further repurchases.

The company repurchased for cancellation 9,321,587 common shares during the three months ended March 31, 2018, at a cost of $457 and an average price per share of $49.02. The repurchase resulted in a reduction of share capital of $256, and the excess of net cost over the average book value of the shares was recorded as a reduction of contributed surplus of $23 and a reduction of retained earnings of $178.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

11. Share-Based Compensation

During the three months ended March 31, 2018, the company issued stock options under a new stock option plan (the “2018 Stock Option Plan”) and performance share units (“PSUs”) and restricted share units (“RSUs”) under a new PSU/RSU plan (the “2018 PSU/RSU Plan”), in each case to eligible employees. Stock options granted during the three months ended March 31, 2018 are subject to shareholder approval. In connection with the completion of the Merger, the outstanding legacy share-based compensation plans of PotashCorp and Agrium were assumed by, and are now settled in or with reference to shares of, Nutrien on the basis of the exchange ratios described in Note 2. Total compensation expense for all share-based compensation plans for the three months ended March 31, 2018 was $16 (March 31, 2017 - $6). The weighted average grant date fair value per unit of stock options granted during the three months ended March 31, 2018 was $9.71. The details of the Nutrien plans are outlined below.

Stock Options

Under Nutrien’s 2018 Stock Option Plan one-quarter of stock options generally vest and become exercisable on the annual anniversary of the grant date, subject to continuous employment or retirement, and have a maximum term of 10 years. The weighted average fair value of stock options granted was estimated as of the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

Exercise price per option	$44.50
Expected annual dividend yield	3.58%
Expected volatility	29%
Risk-free interest rate	2.79%
Average expected life of options	7.5 years

Stock options granted during the three months ended March 31, 2018 were 1,875,162. Total outstanding options at March 31, 2018 was 11,031,054.

Performance Share Units

PSUs granted under the 2018 PSU/RSU Plan vest based on total shareholder return over a three-year performance cycle, compared to the average total shareholder return of a peer group of companies over the same period. PSUs granted settle in cash. PSUs granted during the three months ended March 31, 2018 were 623,643. Total outstanding PSUs at March 31, 2018 was 2,045,769.

Restricted Share Units

RSUs granted under the 2018 PSU/RSU Plan vest on December 31 of the calendar year three years after the calendar year in which the grant date occurs and are settled in cash. RSUs granted during the three months ended March 31, 2018 were 444,001. Total outstanding RSUs at March 31, 2018 was 969,620.

12. Comparative Figures

As described in Note 1, the comparative figures are PotashCorp only. To conform with Nutrien’s new method of presentation and as a result of discontinued operations described in Note 6, comparative figures were reclassified as follows, with no impact to the condensed consolidated statement of net (loss) earnings, comprehensive income (loss), cash flows, shareholders’ equity or balance sheet.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

12. Comparative Figures (continued)

Condensed Consolidated Statement of (Loss) Earnings

	Previously Reported at March 31, 2017	Reclassification Amounts		Reported after Reclassifications
Cost of goods sold	$(711)	$5		$(706)
Other expenses	(10)	(5)		(15)
	$(721)	$—		$(721)

Selling and administrative expenses	$(50)	$50		$—
Selling expenses	—	(9)		(9)
General and administrative expenses	—	(41)		(41)
	$(50)	$—		$(50)

Earnings of equity-accounted investees	$39	$(39	)(1)	$—
Provincial mining and other taxes	(34)	1		(33)
Dividend income	8	(8	)(1)	—
Income taxes	(13)	3	(1)	(10)
Net earnings from discontinued operations	—	43	(1)	43
	$—	$—		$—

(1) Reclassified as a result of discontinued operations described in Note 6.

Condensed Consolidated Statement of Comprehensive Income (Loss)
	Previously Reported at March 31, 2017	Reclassification Amounts		Reported after Reclassifications
Other	$3	$(3)		$—
Comprehensive income of associates and joint ventures	—	3		3
	$3	$—		$3

Condensed Consolidated Statement of Cash Flows

	Previously Reported at March 31, 2017	Reclassification Amounts		Reported after Reclassifications
Pension and other post-retirement benefits	$15	$(15)		$—
Other long-term liabilities and deferred credits	4	15		19
	$19	$—		$19

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

12. Comparative Figures (continued)

Condensed Consolidated Statement of Shareholders’ Equity

	Previously Reported at December 31, 2017	Reclassification Amounts	Reported after Reclassifications
Other	$(5)	$5	$—
Translation of net foreign operations	—	(2)	(2)
Comprehensive loss of equity-accounted investees	—	(3)	(3)
	$(5)	$—	$(5)

Condensed Consolidated Balance Sheet

	Previously Reported at December 31, 2017	Reclassification Amounts	Reported after Reclassifications
Intangible assets	$166	$(166)	$—
Goodwill	—	97	97
Other intangible assets	—	69	69
	$166	$—	$166

Investments in equity-accounted investees	$30	$(30)	$—
Available-for-sale investments	262	(262)	—
Investments	—	292	292
	$292	$—	$292

Short-term debt and current portion of long-term debt	$730	$(730)	$—
Short-term debt	—	730	730
	$730	$—	$730

Payables and accrued charges	$807	$29	$836
Current portion of derivative instrument liabilities	29	(29)	—
	$836	$—	$836

Other non-current liabilities	$51	$35	$86
Derivative instrument liabilities	35	(35)	—
	$86	$—	$86

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended
	March 31
	2018	2017
		(Nutrien) (1)
Retail Sales
(US $ millions)
Crop nutrients	$684	$714
Crop protection products	774	872
Seed	341	382
Merchandise	149	134
Services and other	151	138
Sales	$2,099	$2,240

Retail Gross Margin
Crop nutrients	$123	$141
Crop protection products	128	130
Seed	44	54
Merchandise	23	22
Services and other	90	87
Gross Margin	$408	$434

Crop Nutrients Sales (tonnes - thousands)
North America	1,285	1,490
International	418	352
Crop Nutrients	1,703	1,842

Crop Nutrients Sales Price per Tonne
North America	$425	$409
International	329	296
Crop Nutrients Sales per Tonne	$401	$388

Crop Nutrients Gross Margin per Tonne
North America	$85	$87
International	34	31
Crop Nutrients Gross Margin per Tonne	$72	$77

Proprietary products sales as a percentage of product line sales
Crop nutrients	9%	9%
Crop protection products	25%	24%
Seed	19%	18%
All Products	15%	15%

Retail Financial Measures (%) (1)

	Annual Target (2)	Rolling four quarters March 31, 2018 Actuals
Average working capital to sales	19%	18%
Cash operating coverage ratio (3)	59%	63%
EBITDA to sales	10%	9%

(1)	Amounts represent combined historical results of PotashCorp and Agrium. Retail Sales and Gross Margin are considered non-IFRS measures. See reconciliation and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.
(2)	Targets are for the 2018 calendar year.
(3)	Excludes depreciation and amortization.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended
	March 31
	2018	2017
		(Nutrien) (1)

Potash Sales (tonnes - thousands)
Manufactured Product
North America	1,254	1,237
Offshore	1,871	1,578
Manufactured Product	3,125	2,815

Potash Net Sales
(US $ millions)
Manufactured Product
North America	$250	$229
Offshore	324	236
Other potash and purchased products	1	4
Net Sales	$575	$469

Manufactured Product
Average Realized Sales Price per Tonne
North America	$199	$185
Offshore	$173	$150
Average	$184	$165
Cost of Goods Sold per Tonne	$(90)	$(94)
Gross Margin per Tonne	$94	$71

(1)	Amounts represent combined historical results of PotashCorp and Agrium. Potash Net Sales is considered a non-IFRS measure. See reconciliation and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended
	March 31
	2018	2017
		(Nutrien) (1)

Average Natural Gas Cost in Production per MMBtu	$3.02	$3.21
Nitrogen Sales (tonnes - thousands)
Manufactured Product
Ammonia	744	815
Urea	724	681
Solutions and nitrates	835	885
Manufactured Product	2,303	2,381

Fertilizer sales tonnes	1,190	1,167
Industrial/Feed sales tonnes	1,113	1,214
Manufactured Product	2,303	2,381

Nitrogen Net Sales
(US $ millions)
Manufactured Product
Ammonia	$208	$232
Urea	212	190
Solutions and nitrates	137	149
Other nitrogen and purchased products	115	135
Net Sales	$672	$706

Fertilizer net sales	$305	$284
Industrial/Feed net sales	252	287
Other nitrogen and purchased products	115	135
Net Sales	$672	$706

Manufactured Product
Average Realized Sales Price per Tonne
Ammonia	$280	$284
Urea	$294	$278
Solutions and nitrates	$163	$168
Average	$242	$239
Fertilizer average price per Tonne	$257	$242
Industrial/Feed average price per Tonne	$226	$236
Average	$242	$239
Cost of Goods Sold per Tonne	$(185)	$(167)
Gross Margin per Tonne	$57	$72

(1)	Amounts represent combined historical results of PotashCorp and Agrium. Nitrogen Net Sales is considered a non-IFRS measure. See reconciliation and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended
	March 31
	2018	2017
		(Nutrien) (1)

Phosphate and Sulfate Sales (tonnes - thousands)
Manufactured Product
Fertilizer	605	506
Feed and Industrial	221	239
Ammonium sulfate	72	88
Manufactured Product	898	833

Phosphate and Sulfate Net Sales
(US $ millions)
Manufactured Product
Fertilizer	$240	$190
Feed and Industrial	106	118
Ammonium sulfate	18	20
Other phosphate and purchased products	40	11
Net Sales	$404	$339

Manufactured Product
Average Realized Sales Price per Tonne
Fertilizer	$396	$376
Feed and Industrial	$481	$492
Ammonium sulfate	$241	$228
Average	$404	$394
Cost of Goods Sold per Tonne	$(373)	$(354)
Gross Margin per Tonne	$31	$40

(1)	Amounts represent combined historical results of PotashCorp and Agrium. Nitrogen Net Sales is considered a non-IFRS measure. See reconciliation and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Selected Additional Data

(unaudited)

Exchange Rate (Cdn$/US$)

	2018	2017

December 31		1.2545
March 31	1.2894	1.3310
First-quarter average conversion rate	1.2621	1.3210

	Three Months Ended March 31
	2018	2017
		(Nutrien) (3)

Production
Potash production (Product Tonnes - thousands)	3,498	3,118
Potash shutdown weeks (1)	6	8
Nitrogen production (Product Tonnes - thousands)	1,680	1,603
Ammonia operating rate (2)	96%	93%
Phosphate production (P2O5 Tonnes - thousands)	466	400
Phosphate P2O5 operating rate	92%	79%

(1)	Represents weeks of full production shutdown; excludes the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
(2)	Excludes Trinidad and Joffre.
(3)	Amount presented is the combined historical results.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage and per share amounts)

(unaudited)

Generally, a non-IFRS financial measure is a numerical measure of a company’s performance, cash flows or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Adjusted net earnings (in total and per share), consolidated EBITDA, adjusted EBITDA, adjusted EBITDA margin, free cash flow and combined Nutrien historical information for 2017 described as Nutrien are not measures of financial performance (nor do they have standardized meanings) under IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. Retail EBITDA to sales, retail working capital to sales, retail cash operating coverage ratio are considered to be non-IFRS financial measures as they are calculated using the rolling four quarters.

The company uses both IFRS and certain non-IFRS measures to assess operational performance, as a valuation measurement and as a component of employee remuneration. Management believes these non-IFRS measures provide useful supplemental information to investors in order that they may evaluate Nutrien’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

A.	ADJUSTED NET EARNINGS, EBITDA, ADJUSTED EBITDA, ADJUSTED EBITDA MARGIN and RETAIL EBITDA TO SALES

Set forth below is a reconciliation of “adjusted net earnings” (in total and per share) to net (loss) earnings from continuing operations (in total and per share). Adjusted net earnings is calculated as net (loss) earnings from continuing operations before purchase price allocation and Merger and related costs net of tax. Nutrien uses adjusted net earnings to assess operational performance. Management believes adjusted net earnings to be an important measure as it excludes the effects of non-operating items supporting a focus on the performance of the company’s day-to-day operations. As compared to net loss from continuing operations according to IFRS, this measure is limited in that it does not reflect the periodic costs of charges associated with the purchase price allocation or Merger and related costs. Management evaluates such items through other financial measures such as cash flow used in operating activities. The company believes that this measurement is useful as a valuation measurement.

	Three Months Ended March 31, 2018
	Expense	Net earnings from continuing operations impact (post-tax)	Per share

Net loss from continuing operations		$(1)	$—
Adjustments:
Purchase price allocation	74	56	0.08
Merger and related costs	66	50	0.08
Adjusted net earnings		$105	$0.16

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage and per share amounts)

(unaudited)

A.	ADJUSTED NET EARNINGS, EBITDA, ADJUSTED EBITDA, ADJUSTED EBITDA MARGIN and RETAIL EBITDA TO SALES (continued)

Set forth below is a reconciliation of “EBITDA” and “adjusted EBITDA” to net (loss) earnings from continuing operations and retail “EBITDA” to retail sales for the last four rolling quarters. EBITDA and retail EBITDA are calculated as net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense and depreciation and amortization. Adjusted EBITDA is calculated as net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense and depreciation and amortization and Merger and related costs. Retail EBITDA to retail sales is calculated as retail EBITDA divided by retail sales for the last four rolling quarters, which does not have any directly comparable IFRS measure. Nutrien uses EBITDA as a supplemental financial measure of its operational performance. Management believes EBITDA, adjusted EBITDA, retail EBITDA and retail EBITDA to sales to be important measures as they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net loss from continuing operations according to IFRS, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, the charges associated with Merger and related costs and selected corporate expenses. Management evaluates such items through other financial measures such as capital expenditures, cash flow used in operating activities and capital management ratios. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net sales (sales less freight, transportation and distribution). Management believes comparing adjusted EBITDA to net sales earned (net of costs to deliver product) is an important indicator of efficiency. In addition to the limitations given below in using adjusted EBITDA as compared to net (loss) earnings from continuing operations, adjusted EBITDA margin as compared to net (loss) earnings from continuing operations as a percentage of sales is also limited in that freight, transportation and distribution costs are incurred and valued independently of sales; adjusted EBITDA also includes earnings from equity investees from continuing operations whose sales are not included in consolidated sales. Management evaluates these items individually on the consolidated statements of earnings.

	Three Months Ended
	March 31
	2018	2017
		(Nutrien) (1)

Net (loss) earnings from continuing operations	$(1)	$97
Finance costs	119	118
Income tax (recovery) expense	(42)	7
Depreciation and amortization	411	299
EBITDA	$487	$521
Merger and related costs	66	25
Adjusted EBITDA	$553	$546

(1) Amount presented is the combined historical results.
	Three Months Ended
	March 31
	2018	2017
		(Nutrien) (1)

Sales	$3,695	$3,737
Freight, transportation and distribution	(208)	(215)
Net sales	$3,487	$3,522

(1) Amount presented is the combined historical results.

Net (loss) earnings from continuing operations as a percentage of sales	0%	3%
Adjusted EBITDA margin	16%	16%

Retail EBITDA to sales is calculated as retail EBITDA divided by retail sales for the last four rolling quarters. Management believes comparing retail EBITDA to sales earned is an important indicator of efficiency and retail’s operational performance.

Retail EBITDA to Sales

	Rolling four quarters ended March 31, 2018
	Q2 2017 (1)	Q3 2017 (1)	Q4 2017 (1)	Q1 2018	Total
Retail EBITDA	760	105	241	(10)	1,096
Retail Sales	5,707	2,067	2,089	2,099	11,962

(1)	Represents information for Agrium in 2017. PotashCorp did not have retail operations.

EBITDA to Sales	9%

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars)

(unaudited)

B.	FREE CASH FLOW, RETAIL AVERAGE WORKING CAPITAL, RETAIL CASH OPERATING COVERAGE RATIO

Set forth below is a reconciliation of “free cash flow” to cash (used in) provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRS. The company uses free cash flow as a supplemental financial measure in its evaluation of liquidity and financial strength. Free cash flow is calculated as cash used in operating activities before sustaining capital expenditures and changes in non-cash operating working capital. Sustaining capital expenditures include the cost of replacements and betterments for the company’s facilities. Management believes that adjusting principally for the swings in non-cash operating working capital items due to seasonality or other timing issues and sustaining capital expenditures assists management in the long-term assessment of liquidity and financial strength. Management also believes that this measurement is useful as an indicator of its ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

	Three Months Ended March 31
	2018	2017 (Nutrien)(1)

Cash (used in) provided by operating activities	$(340)	$401
Sustaining capital expenditures	(183)	(123)
Changes in non-cash operating working capital	740	(66)
Free cash flow	$217	$212

(1)	Amount presented is the combined historical results.

Set forth below is a reconciliation of Retail’s average working capital to sales. The company uses retail average working capital to sales to evaluate operational efficiency. Retail’s average working capital to sales is calculated as the average working capital divided by sales for the last four rolling quarters. Management believes that adjusting principally for the swings in operating working capital items due to seasonality and other timing issues assists management in the long-term assessment of liquidity and financial strength. Management also believes that this measurement is useful as a lower or higher percentage represents increased or decreased efficiency, respectively.

Retail average working capital to sales

	Rolling four quarters ended March 31, 2018
	Q2 2017(1)	Q3 2017(1)	Q4 2017(1)	Q1 2018	Average

Working capital	2,508	2,841	1,587	1,781	2,179
Sales	5,707	2,067	2,089	2,099	11,962

(1) Represents information for Agrium in 2017. PotashCorp did not have retail operations.

Average working capital to sales					18%

Set forth below is a reconciliation of “cash operating coverage ratio”, which assists management and investors in understanding the costs and underlying economics of the company’s operations and assessing the company’s operating performance and the company’s ability to generate free cash flow from our segments and overall as a company. Cash operating coverage ratio represents gross margin excluding depreciation and amortization less EBITDA, divided by gross margin excluding depreciation and amortization expense.

Retail cash operating coverage ratio (%)

	Rolling four quarters ended March 31, 2018
	Q2 2017(1)	Q3 2017(1)	Q4 2017(1)	Q1 2018	Total

Gross margin	$1,299	$518	$695	$408	$2,920
Depreciation and amortization in cost of goods sold	1	3	1	2	7
Gross margin excluding depreciation and amortization	$1,300	$521	$696	$410	$2,927
EBITDA	$760	$105	$241	$(10)	$1,096
Operating expenses excluding depreciation and amortization	$540	$416	$455	$420	$1,831

(1)	Represents information for Agrium in 2017. PotashCorp did not have retail operations.

Cash operating coverage ratio (%)	63%

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

C.	NUTRIEN COMBINED 2017 HISTORICAL INFORMATION

Nutrien uses non-IFRS combined historical information in the evaluation of its operations and financial position. This information is useful as it provides a measure of what the combined results may have been had PotashCorp and Agrium merged on January 1, 2017. The combined historical results for Nutrien were calculated by adding the historical IFRS financial statements prepared by PotashCorp and Agrium and then eliminating intercompany transactions and reclassifying line items to conform with Nutrien’s financial statement presentation. This combined historical information does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities and the impact of discontinued operations.

The combined historical information may differ from the Nutrien pro forma earnings and balance sheet presented in the Business Acquisition Report as the pro forma information therein required certain adjustments under applicable securities laws and accounting standards that the company believes do not provide as useful a measure as the combined historical financial information. The primary differences in the statement of earnings were the pro forma finance costs were reduced by the amortization of the change in carrying amount of Agrium’s debt resulting from the purchase price allocation (“PPA”) and the pro forma other expenses were adjusted to remove any Merger related costs. There were no comparable adjustments in the combined historical financial information. The primary differences in the balance sheet were the pro forma adjusted for the estimated proceeds from the sale of SQM, APC, ICL and Agrium’s Conda Idaho phosphate production facility and adjacent phosphate mineral rights at December 31, 2017 while there was no adjustment in the combined historical financial information and the PPA in the pro forma was largely allocated to goodwill as fewer provisional fair value adjustments were known at the time of its preparation.

	Three Months Ended March 31, 2017
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Nutrien

Sales	$2,240	$561	$785	$383	$—	$(232)	$3,737
Freight, transportation and distribution	—	(92)	(79)	(44)	—	—	(215)
Net Sales	2,240	469	706	339	—	(232)	3,522
Cost of goods sold	(1,806)	(269)	(518)	(305)	—	214	(2,684)
Gross Margin	434	200	188	34	—	(18)	838
Selling expenses	(448)	(3)	(9)	(3)	3	—	(460)
General and administrative expenses	(25)	(1)	(2)	(3)	(73)	—	(104)
Provincial mining and other taxes	—	(36)	—	—	—	—	(36)
Earnings of equity-accounted investees	6	—	17	—	1	—	24
Other income (expenses)	1	(4)	(12)	(3)	(22)	—	(40)
(Loss) earnings before finance costs and income taxes	(32)	156	182	25	(91)	(18)	222
Finance costs	—	—	—	—	(118)	—	(118)
(Loss) earnings before income taxes	(32)	156	182	25	(209)	(18)	104
Income tax recovery	—	—	—	—	(7)	—	(7)
Net (loss) earnings from continuing operations	(32)	156	182	25	(216)	(18)	97
Finance costs	—	—	—	—	118	—	118
Income tax recovery	—	—	—	—	7	—	7
Depreciation and amortization	71	84	68	63	13	—	299
EBITDA	$39	$240	$250	$88	$(78)	$(18)	$521

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

C.	NUTRIEN COMBINED 2017 HISTORICAL INFORMATION (continued)

Retail

	Three Months Ended March 31, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$—	$2,227	$—		$2,227
Intersegment	—	13	—		13
Total Sales	—	2,240	—		2,240
Cost of goods sold	—	(1,806)	—		(1,806)
Gross Margin	—	434	—		434
Selling expenses	—	(448)	—		(448)
General and administrative expenses	—	(25)	—		(25)
Earnings of equity-accounted investees	—	6	—		6
Other income (expenses)	—	12	(11	) (1)	1
Loss before finance costs and income taxes	—	(21)	(11)		(32)
Depreciation and amortization	—	71	—		71
EBITDA	$—	$50	$(11)		$39

(1) Finance costs associated with retail operations will be allocated to retail segment, and presented in other income (expenses).

Potash

	Three Months Ended March 31, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$429	$90	$—		$519
Intersegment	—	42	—		42
Total Sales	429	132	—		561
Freight, transportation and distribution	(64)	—	(28	) (1)	(92)
Net Sales	365	132	(28)		469
Cost of goods sold	(205)	(97)	33	(1),(4)	(269)
Gross Margin	160	35	5		200
Selling expenses	—	(1)	(2	) (4)	(3)
General and administrative expenses	—	(1)	—	(3),(4)	(1)
Provincial mining and other taxes	(34)	—	(2	) (2),(4)	(36)
Other expenses	—	(2)	(2	) (2),(4)	(4)
Earnings before finance costs and income taxes	126	31	(1)		156
Depreciation and amortization	55	29	—		84
EBITDA	$181	$60	$(1)		$240

(1)	To separately present legacy Agrium direct and indirect freight costs.
(2)	To separately present legacy Agrium provincial mining taxes.
(3)	To reclassify legacy Agrium costs related to business support functions to others.
(4)	To allocate legacy PotashCorp all others segment selling and administrative expenses to the segments.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

Nitrogen

	Three Months Ended March 31, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$375	$182	$117	(2)	$674
Intersegment	22	58	31	(2), (4)	111
Total Sales	397	240	148		785
Freight, transportation and distribution	(32)	—	(47	)(1)	(79)
Net Sales	365	240	101		706
Cost of goods sold	(268)	(163)	(87	)(1), (2), (4)	(518)
Gross Margin	97	77	14		188
Selling expenses	—	(3)	(6	)(2), (5)	(9)
General and administrative expenses	—	(2)	—	(2), (3), (5)	(2)
Earnings of equity-accounted investees	—	—	17	(2), (5)	17
Other expenses	—	(9)	(3	)(2), (5)	(12)
Earnings before finance costs and income taxes	97	63	22		182
Depreciation and amortization	50	16	2	(2), (4)	68
EBITDA	$147	$79	$24		$250

(1)   To separately present legacy Agrium direct and indirect freight costs.
(2)   To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.
(3)   To reclassify legacy Agrium costs related to business support functions to others.
(4)   To record profit on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.
(5) To allocate legacy PotashCorp all others selling and administrative expenses to the segments.

Phosphate and Sulfate

	Three Months Ended March 31, 2017
	Historical	Historical
	PotashCorp	Agrium	Adjustments		Nutrien

Sales
External	$308	$90	$(62	)(2), (3), (6)	$336
Intersegment	—	44	3	(2), (3)	47
Total Sales	308	134	(59)		383
Freight, transportation and distribution	(37)	—	(7	)(1), (3), (6)	(44)
Net Sales	271	134	(66)		339
Cost of goods sold	(260)	(127)	82	(1), (2), (3), (4), (6)	(305)
Gross Margin	11	7	16		34
Selling expenses	—	(1)	(2	)(5)	(3)
General and administrative expenses	—	(1)	(2	)(2), (5)	(3)
Other expenses	—	(2)	(1	)(3), (5)	(3)
Earnings before finance costs and income taxes	11	3	11		25
Depreciation and amortization	58	16	(11	)(2), (3), (4)	63
EBITDA	$69	$19	$—		$88

(1)	To separately present legacy Agrium direct and indirect freight costs.
(2)	To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.
(3)	To remove the operating results of Conda from legacy Agrium historical financial statements.
(4)	To record incremental cost on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.
(5)	To allocate legacy PotashCorp all others selling and administrative expenses to the segments.
(6)	To reclassify certain products to others segment.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

Others

	Three Months Ended March 31, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$—	$—	$—		$—
Intersegment	—	(195)	(37	)(1),(2),(9),(11)	(232)
Total Sales	—	(195)	(37)		(232)
Freight, transportation and distribution	—	—	—		—
Net Sales	—	(195)	(37)		(232)
Cost of goods sold	—	177	37	(1),(2),(9),(11)	214
Gross Margin	—	(18)	—		(18)
Selling and administrative expenses	(50)	—	50	(10)	—
Selling expenses	—	4	(1	)(10)	3
General and administrative expenses	—	(29)	(44	)(4),(5),(10)	(73)
Share-based payments	—	(3)	3	(4)	—
Earnings of equity-accounted investees	39	1	(39	)(7),(10)	1
Dividend income	8	—	(8	)(8)	—
Other expenses	(10)	(8)	(4	)(10),(12)	(22)
Loss before finance costs and income taxes	(13)	(53)	(43)		(109)
Finance costs	(59)	(23)	(36	)(3),(6)	(118)
Finance costs related to long-term debt	—	(47)	47	(6)	—
Loss before taxes	(72)	(123)	(32)		(227)
Income tax (recovery) expense	(13)	3	3	(7)	(7)
Net loss from continuing operations	(85)	(120)	(29)		(234)
Finance costs	59	23	36	(3),(6)	118
Finance costs related to long-term debt	—	47	(47	)(6)	—
Income taxes	13	(3)	(3	)(7)	7
Depreciation and amortization	9	4	—		13
EBITDA	$(4)	$(49)	$(43)		$(96)

(1)	To eliminate sales made from PotashCorp to Agrium.
(2)	To eliminate incremental sales and cost of goods sold related to ammonia transfers to phosphate and sulfate segment.
(3)	Finance costs associated with retail operations will be allocated to retail segment, and presented in other (expenses) income.
(4)	To reclassify legacy Agrium’s share-based payments to general and administrative expenses.
(5)	To reclassify legacy Agrium costs related to business support functions to others.
(6)	To reclassify finance costs related to long-term debt to finance costs.
(7)	To eliminate the earnings of legacy PotashCorp’s investments in SQM and APC.
(8)	To eliminate the earnings of legacy PotashCorp’s investment in ICL.
(9)	To eliminate legacy PotashCorp intersegment sales between nitrogen and phosphate and sulfate.
(10)	To allocate legacy PotashCorp all others selling and administrative expenses to the segments.
(11)	To remove intersegment sales related to Conda.
(12)	To reclassify certain phosphate products to others segment.